April 15, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Karen Ubell
Vanessa Robertson
Donald Abbot

Re:	Sagent Holding Co. (the “Company”)
Registration Statement on Form S-1 (SEC File No. 333-170979)

Ladies and Gentlemen:

We hereby request immediate withdrawal of our request for acceleration of the effective date of the Registration Statement on Form S-1, SEC File No. 333-170979, as amended to the date hereof set forth in our letter dated April 8, 2011.

[Signature Page Follows]

Very truly yours, Morgan Stanley & Co. Incorporated Merrill Lynch, Pierce, Fenner & Smith Incorporated Jefferies & Company, Inc. Acting severally on behalf of themselves and the several underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ Kathryn Bergsteinsson
	Name:	Kathryn Bergsteinsson
	Title:	Vice President

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. Allong
Authorized Signatory

By:	Jefferies & Company, Inc.

By:	/s/ Michael Brinkman
	Name:	Michael Brinkman
	Title:	Managing Director